MORGAN LEWIS

LEON E. SALKIN
Associate
+1.215.963.5620
leon.salkin@morganlewis.com

June 30, 2017

FILED AS EDGAR CORRESPONDENCE

Trace Rakestraw, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  The Advisors' Inner Circle Fund III 485(a) Filing (File Nos. 333-192858
     and 811-22920)
     ---------------------------------------------------------------------------

Dear Mr. Rakestraw:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone, regarding the Trust's post-effective amendment no. 97, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 101, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the BNP Paribas AM U.S. Inflation-Linked Bond Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

GENERAL

1. COMMENT. Please disclose that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

     RESPONSE. The requested change has been made.





                               MORGAN, LEWIS & BOCKIUS LLP

                               1701 Market Street
                               Philadelphia, PA 19103-2921     T +1.215.963.5000
                               United States                   F +1.215.963.5001

Trace Rakestraw, Esq.
June 30, 2017
Page 2

2. COMMENT. Please disclose that the Adviser may recoup waived fees and/or reimbursed expenses only if the recoupment would be within three years of the fee waiver and/or expense reimbursement.

     RESPONSE. The requested change has been made.

3. COMMENT. Please confirm supplementally that any adjustments made to the "Example" to reflect the contractual expense limit are reflected only in the periods for which the contractual expense limit is expected to continue.

     RESPONSE. The Trust confirms that any adjustments made to the "Example" to reflect the contractual expense limit are reflected only in the periods for which the contractual expense limit is expected to continue.

4. COMMENT. Please confirm and disclose that, in accordance with the Staff's position, the Fund will value derivatives at their market, as opposed to notional, value for purposes of its 80% investment policy.

     RESPONSE. While the Trust acknowledges the Staff's position, it respectfully declines to make the requested confirmation and disclosure. The Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1 under the 1940 Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative's notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Trust respectfully submits that such treatment is consistent with the SEC's statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) that "[i]n appropriate circumstances" a fund could "include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket."

5. COMMENT. Please disclose in the "Principal Investment Strategies" section the types of derivatives that the Adviser may determine to have economic characteristics similar to U.S. inflation-linked bonds for purposes of the Fund's 80% investment policy, and supplementally describe the circumstances in which the Adviser expects to make such a determination.

     RESPONSE. The section has been revised to indicate that the Adviser may determine that an inflation swap has economic characteristics similar to U.S. inflation-linked bonds for purposes of the Fund's 80% investment policy. The Adviser expects to make such a determination where the inflation swap provides the Fund with protection against U.S. inflation.

6. COMMENT. In the "Principal Investment Strategies" section, please identify the "other instruments" to which the Fund may gain or hedge exposure through the use of derivatives.

Trace Rakestraw, Esq.
June 30, 2017
Page 3

     RESPONSE. The requested change has been made.

7. COMMENT. In the "Principal Investment Strategies" section, please clarify how the Fund intends to achieve its investment objective of seeking to outperform its benchmark index over time, and identify the Fund's benchmark index.

     RESPONSE. The requested changes have been made.

8. COMMENT. Please remove the references to prepayment risk and extension risk from the "Fixed Income Risk" paragraph in the "More Information about Risk" section if such risks are not principal risks of the Fund.

     RESPONSE. The requested change has been made.

9. COMMENT. Please include a discussion of each of the "Principal Risks" disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A.

     RESPONSE. General Instruction C.3(a) to Form N-1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." Accordingly, while information relating to each of the principal risks has been included in response to
     Item 4, disclosure regarding a principal risk has not been included in response to Item 9 where such disclosure would be substantially similar to the Item 4 disclosure regarding the risk.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

10. COMMENT. In the "Description of Permitted Investments" section, please revise the first sentence under the "Inflation-Protected Securities" heading to clarify that the Fund will invest in such securities.

     RESPONSE. The requested change has been made.

11. COMMENT. If the Fund is a party to a securities lending agreement, please file the securities lending agreement as an exhibit to the Trust's registration statement.

     RESPONSE. The Fund is not currently a party to a securities lending agreement.

12. COMMENT. Under the "Conflicts of Interest" heading in the "Portfolio Managers" section, please further describe any material conflicts of interest that may arise in connection with the portfolio managers' management of the Fund's investments, on the one hand, and the investments of other accounts, on the other.

     RESPONSE. The requested change has been made.

13. COMMENT. In the "Taxes" section, please consider including additional disclosure regarding investments in derivatives.

Trace Rakestraw, Esq.
June 30, 2017
Page 4

     RESPONSE. The Trust respectfully declines to make the requested change, because it believes that the section appropriately addresses investments in derivatives.

                            * * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,


/s/ Leon Salkin
---------------
Leon Salkin